UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: April 25, 2023

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

 (Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the presentation slides related to the First Quarter 2023 Results of UBS Group AG and UBS AG, which appear immediately following this page.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly_______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi________________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly_______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi________________

Name:  Ella Campi

Title:    Executive Director

Date:  April 25, 2023

UBS

# First quarter 2023

## Financial results

25 April 2023

# Important information

**Forward Looking Statements:** This presentation contains statements that constitute "forward-looking statements," including but not limited to management's outlook for UBS's financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development and goals or intentions to achieve climate, sustainability and other social objectives. While these forward-looking statements represent UBS's judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. UBS's business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2022. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

**Alternative Performance Measures:** In addition to reporting results in accordance with International Financial Reporting Standards (IFRS), UBS reports certain measures that may qualify as Alternative Performance Measures as defined in the SIX Exchange Directive on Alternative Performance Measures, under the guidelines published by the European Securities Market Authority (ESMA), or defined as Non-GAAP financial measures in regulations promulgated by the US Securities and Exchange Commission (SEC). Please refer to "Alternative Performance Measures" in the appendix of UBS's Quarterly Report for the first quarter of 2023 for a list of all measures UBS uses that may qualify as APMs.

**Disclaimer:** This presentation and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein.

**Available Information:** UBS's Annual Report, Quarterly Reports, SEC filings on Form 20-F and Form 6-K, as well as investor presentations and other financial information are available at ubs.com/investors. UBS's Annual Report on Form 20-F, quarterly reports and other information furnished to or filed with the US Securities and Exchange Commission on Form 6-K are also available at the SEC's website: www.sec.gov

**Basel III RWA, LRD and capital:** Basel III numbers are based on the BIS Basel III framework, as applicable for Swiss systemically relevant banks (SRB). Numbers in the presentation are based on the revised Swiss SRB rules as of 1.1.20 that became effective on 1.7.16, unless otherwise stated. Basel III risk-weighted assets in this presentation are calculated on the basis of Swiss SRB rules as of 1.1.20 unless otherwise stated. Our RWA under BIS Basel III are the same as under Swiss SRB Basel III. Leverage ratio and leverage ratio denominator in this presentation are calculated on the basis of Swiss SRB rules as of 1.1.20, unless otherwise stated. Refer to the "Capital management" section in the 1Q23 report for more information.

Numbers presented in US dollars unless otherwise indicated. Currency translation of monthly income statement items of operations with a functional currency other than the US dollar are translated with month-end rates into US dollar.

**Definitions:** "Earnings per share" refers to diluted earnings per share. "Litigation" refers to net additions/releases to provisions for litigation regulatory and similar matters reflected in the income statement for the relevant period. "Net profit" refers to net profit attributable to shareholders. "Sustainability-focus and impact" refers to sustainability-focus and impact investing; sustainability focus refers to strategies that have sustainability as an explicit part of the investment guidelines, universe, selection, and/or investment process that drive the strategy; impact investing refers to strategies that have an explicit intention to generate measurable, verifiable, positive sustainability outcomes. "Net new fee-generating assets" exclude the effects on fee-generating assets of strategic decisions by UBS to exit markets or services.

**Rounding:** Numbers presented throughout this presentation may not add up precisely to the totals provided in the tables and text. Percentages and percent changes disclosed in text and tables are calculated on the basis of unrounded figures. Absolute changes between reporting periods disclosed in the text, which can be derived from numbers presented in related tables, are calculated on a rounded basis.

**Tables**: Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Values that are zero on a rounded basis can be either negative or positive on an actual basis.

UBS

# Agenda

## Key messages

Sergio P. Ermotti, Group CEO

## Financial performance

Sarah Youngwood, Group CFO

## Q&A

## Key messages

- Solid underlying results and strong liquidity and capital in uncertain market conditions
- Continued client momentum with inflows in all regions
- Enhancing client franchises through the announced acquisition of Credit Suisse

| | 1Q23 - reported | | 1Q23 - underlying[1] |
|---|---|---|---|
| | 1.0bn<br>Net profit | 9.1%<br>RoCET1 capital | 16.5%<br>RoCET1 capital |
| | 13.9%<br>CET1 capital ratio | 82.5%<br>Cost/ income ratio | 72.8%<br>Cost/ income ratio |

UBS

1 Excluding items not representative of underlying performance; refer to slide 22 for details

# Our clients turned to us as they searched for stability



Invested assets
GWM
3.1trn
3.0trn
o/w: FGA
1.4trn
1.3trn
1Q22
1Q23
Invested assets
AM
1.2trn
1.1trn
1Q22
1Q23
Deposits
GWM + P&C
547bn
511bn
1Q22
1Q23
Loans
GWM + P&C
383bn
381bn
1Q22
1Q23
Global Markets revenues
IB
2.4bn
2.0bn
1Q22
1Q23

1Q23

+28bn NNM[1,2]

| +20bn | +14bn | +31% | (0bn) | (17%) |
|---|---|---|---|---|
| Net new fee-generating assets | Net new money<br>NNM in MM +18bn<br>NNM excl. MM (4bn) | NII, YoY, GWM + P&C<br>Deposits (3%) QoQ | Net new loans, GWM + P&C | Global Markets revenues, YoY |

UBS

Balances as of quarter-end; 1 Of which +7bn in the 10 business days following the announcement of the Credit Suisse acquisition; 2 Of which +9bn net deposit inflows into our platform and +19bn in net investment inflows

# Continued client momentum with positive net new money in all regions

1Q23

## Americas

- GWM NII +27% YoY
- 4.5bn NNM in AM from SMA
- Continued advisor recruiting momentum

## Switzerland

- GWM + P&C NII +30% YoY
- P&C Personal Banking Net New Investment products +0.9bn, +16% annualized growth rate
- Strong P&C net new client growth of nearly 10k, +28% YoY

## EMEA

- GWM NII +58% YoY
- Best Equity Bank[1]
- Europe financial bond house of the year[2]

## APAC

- 17% NNFGA growth, LTM[3]
- Best Asia and ANZ equity house[2]
- Best M&A bank in APAC[1]

1Q23

| Region | NNFGA | GWM NN money | NN loans |
|---|---|---|---|
| Americas | +4bn | +8bn | (1bn) |
| Switzerland | +8bn | +10bn | +2bn |
| EMEA | +3bn | +4bn | (0bn) |
| APAC | +5bn | +6bn | (0bn) |

UBS

1 Global Finance 2023; 2 International Financing Review, February 2023; 3 Last twelve months

# Enhancing client franchises through the announced acquisition of Credit Suisse

## Global Wealth Management

Reinforcing our position as a leading and the only truly global wealth manager

- #2 Wealth Manager[1] globally with unrivaled geographic footprint
- Complementary positioning in SE Asia, Middle East and LatAm
- Aligned client focus on UHNW and entrepreneurs

## Asset Management

Increasing scale with improved positioning across key asset classes and growth markets

- #11 global and #3 European Asset Manager[2]
- Complementary positioning across Alternatives, Thematics, and Indexed

## Personal & Corporate Banking

Enhancing expertise and global reach with complementary capabilities for our clients

- Accelerating growth plans in the corporate client segment
- Strengthened digital offering

## Investment Bank

Diversifying our capabilities without compromising our unique model

- Focused business model with enhanced global competitive positioning
- Strong operational and risk management controls
- ~25%[3] of Group RWA pro-forma day-1 and beyond

**Driving long-term value creation for all our stakeholders**

UBS

1 Based on UBS, Credit Suisse and peers reported invested assets as of 31.3.23; 2 Based on UBS, Credit Suisse and peers reported invested assets as of 31.12.22; 3 Excluding an initial estimate of assets and liabilities that we define as non-core

# Financial performance

Sarah Youngwood, Group CFO

# 1Q23 net profit USD 1.0bn; 9.1% RoCET1

## Net profit

m



(52%)
Underlying[1]: (21%)
2,136
(638)
(7%)
o/w FX: (69m)
(20)
89
(1%)
o/w FX: +84m
126
1,693
(665)
1,029
1Q22
Total revenues
Credit loss expense / release
Operating expenses excl. US RMBS litigation
Tax expense and NCI
1Q23 excl. US RMBS litigation
US RMBS litigation
1Q23

**1.5bn**
PBT, (45%) YoY
Underlying[1]: 2.4bn, (22%) YoY

**9.1%**
RoCET1
Underlying[1]: 16.5%

**82.5%**
cost / income ratio
Underlying[1]: 72.8%

**8.1%**
RoTE
Underlying[1]: 14.7%

**13.9%**
CET1 capital ratio

**4.40%**
CET1 leverage ratio

1 Excluding items not representative of underlying performance; refer to slide 22 for details

# 1Q23 total revenues USD 8.7bn

## Total revenues

m



(7%)
(8%) underlying[1] excl. FX
9,382
(428)
(100)
520
(391)
(167)
(71)
8,744
• o/w Group Functions (82m) YoY; (177m) in 1Q23 vs. (95m) in 1Q22
– o/w accounting asymmetries +70m YoY; (68m) in 1Q23 vs. (138m) in 1Q22
1Q22
Asset-based fees[2]
Transaction-based fees[3]
NII[4]
Global Markets
Global Banking
Other
1Q23

1 Excluding items not representative of underlying performance; refer to slide 22 for details; 2 Includes recurring fee-based income in GWM and P&C, as well as net management fees and performance fees in AM; 3 Includes transaction-based income in GWM and P&C; 4 GWM and P&C combined NII

# Net interest income

## Net interest income

GWM + P&C

m



+65m
+3%
2,131
310
(183)
(55)
(8)
2,196
4Q22
Interest rates
Deposit mix
Deposit volumes
Loan volumes and mix
1Q23

GWM + P&C

## 1Q23

NII of 2,196, +65m QoQ, +3% and +520m YoY, +31%

- Total customer deposits in P&C and GWM (3%) QoQ as deposit inflows from external sources were more than offset by shifts into money market funds and T-Bills

## 2Q23e

Based on current forwards, we expect a mid-single digit percentage decrease in 2Q23 against 1Q23 NII for GWM and P&C combined[1]

## FY23e

Based on current forwards, GWM + P&C NII expected to be broadly in line with 4Q22 annualized[1]

1 UBS standalone

# Executing our cost strategy

## Operating expenses

bn



+9%
(1%)
6.6
(0.1)
0.7
0.1
(0.4)
0.3
7.2
1Q22
FX
Litigation
Acquisition-related costs
Variable compensation
Costs excl. FX, litigation, acquisition-related costs and variable comp.
1Q23

## 1Q23

Operating expenses +9% YoY, (1%) YoY excluding litigation, FX and acquisition-related costs

## FY23e

- On track to deliver 1.1bn gross cost saves by year end vs. 2020[1]
- Costs excl. the impact of the acquisition, litigation and FX are still expected to increase by 2-3% YoY on a net basis[1]

1 UBS standalone

# Global Wealth Management

Total revenues,
m



(2%)
4,904
4,792

Profit before tax,
m



(7%)
1,310
1,215
1Q22
1Q23

| USDm, except where indicated | 1Q23 | 4Q22 | 1Q22 | QoQ | YoY |
|---|---|---|---|---|---|
| Total revenues | 4,792 | 4,601 | 4,904 | +4% | (2%) |
| Net interest income | 1,491 | 1,499 | 1,141 | (1%) | +31% |
| Recurring net fee income | 2,454 | 2,399 | 2,806 | +2% | (13%) |
| Transaction-based income | 843 | 658 | 954 | +28% | (12%) |
| Other income | 4 | 45 | 3 | | |
| Credit loss expense / (release) | 15 | 3 | (7) | | |
| Operating expenses | 3,561 | 3,540 | 3,602 | +1% | (1%) |
| Profit before tax | 1,215 | 1,058 | 1,310 | +15% | (7%) |
| Cost/ income ratio | 74% | 77% | 73% | (3pp) | +1pp |
| Invested assets, bn | 2,962 | 2,815 | 3,145 | +5% | (6%) |
| Fee-generating assets, bn | 1,335 | 1,271 | 1,414 | +5% | (6%) |
| Deposits, bn | 330 | 348 | 372 | (5%) | (11%) |
| Loans, bn | 224 | 225 | 230 | (1%) | (3%) |

PBT 1,215m, (7%) YoY

Total revenues (2%) as higher NII was more than offset by lower recurring net fee and transaction-based income

Cost/ income 74%

Net new money +28bn with inflows across all regions

NNFGA +20bn, 6% annualized growth, mainly driven by mandates, with positive flows in all regions incl. +8bn in Switzerland and +5bn in APAC

Deposits (5%) QoQ as shifts into money market funds and T-Bills within GWM were partly offset by external net inflows

Net new loans (2bn) driven by deleveraging in the Americas, EMEA and APAC

UBS Balances as of quarter-end

# Asset Management

Total revenues,
m



(13%)
578
502

Profit before tax,
m



(46%)
174
94
1Q22
1Q23

| USDm, except where indicated | 1Q23 | 4Q22 | 1Q22 | QoQ | YoY |
|---|---|---|---|---|---|
| Total revenues | 502 | 495 | 578 | +1% | (13%) |
| Net management fees | 479 | 471 | 561 | +2% | (15%) |
| Performance fees | 23 | 24 | 17 | (3%) | +40% |
| Credit loss expense / (release) | 0 | 0 | 0 | | |
| Operating expenses | 408 | 372 | 404 | +10% | +1% |
| Profit before tax | 94 | 124 | 174 | (24%) | (46%) |
| Cost/ income ratio | 81% | 75% | 70% | +6pp | +11pp |
| Invested assets, bn | 1,117 | 1,064 | 1,154 | +5% | (3%) |
| Net new money, bn | 14 | 11 | 8 | | |

PBT 94m

Total revenues (13%)

- Lower net management fees mainly driven by markets and FX as well as a (17m) one-off pass-through fee with the corresponding offset in performance fees
- Higher performance fees mainly driven by the one-off fee pass-through booking

Cost/ income 81%; operating expenses +1% driven by increases in strategic investments and expenses related to cost actions, partly offset by lower variable compensation

Invested assets 1,117bn, +5% QoQ reflecting positive market performance, net new money inflows and positive FX effects

NNM +14bn, +5% annualized growth, including +18bn in money market

UBS Balances as of quarter-end

# Investment Bank

Total revenues,
m



(19%)
2,908
2,349

Profit before tax,
m



(49%)
929
477
1Q22
1Q23

| USDm, except where indicated | 1Q23 | 4Q22 | 1Q22 | QoQ | YoY |
|---|---|---|---|---|---|
| Total revenues | 2,349 | 1,682 | 2,908 | +40% | (19%) |
| Global Banking | 383 | 331 | 550 | +16% | (30%) |
| Advisory | 171 | 172 | 216 | (1%) | (21%) |
| Capital Markets | 212 | 159 | 334 | +33% | (37%) |
| Global Markets | 1,967 | 1,351 | 2,358 | +46% | (17%) |
| Execution Services | 422 | 371 | 496 | +14% | (15%) |
| Derivatives & Solutions | 1,007 | 541 | 1,418 | +86% | (29%) |
| Financing | 537 | 438 | 444 | +23% | +21% |
| Credit loss expense / (release) | 7 | 8 | 4 | | |
| Operating expenses | 1,866 | 1,563 | 1,976 | +19% | (6%) |
| Profit before tax | 477 | 112 | 929 | +327% | (49%) |
| Cost / income ratio | 79% | 93% | 68% | (13pp) | +11pp |
| Return on attributed equity | 15% | 4% | 28% | | |

PBT 477m; RoAE 15%

Global Markets revenues (17%)
- Execution Services (15%) driven by lower Cash Equities volumes, partly offset by higher eFX
- Derivatives & Solutions (29%) vs. the best 1Q in a decade, driven by lower client activity in Equity Derivatives and FX, partly offset by increases in Credit
- Financing +21%, best 1Q on record, primarily driven by Prime Brokerage in APAC and Americas

Of which:
- Equities 1,308m, (23%) YoY
- FRC 658m, +1% YoY

Global Banking revenues (30%)
- Advisory (21%). M&A outperformance vs. fee pools across all regions
- Capital Markets (37%) due to muted issuance and deal flow

Cost / income 79%

UBS

# Personal & Corporate Banking (CHF)

Total revenues, m



+18%
1,002
1,180

Profit before tax, m



+40%
395
553
1Q22
1Q23

| CHFm, except where indicated | 1Q23 | 4Q22 | 1Q22 | QoQ | YoY |
|---|---|---|---|---|---|
| Total revenues | 1,180 | 1,079 | 1,002 | +9% | +18% |
| Net interest income | 651 | 603 | 493 | +8% | +32% |
| Recurring net fee income | 210 | 193 | 210 | +8% | 0% |
| Transaction-based income | 309 | 269 | 300 | +15% | +3% |
| Other income | 10 | 13 | (1) | | |
| Credit loss expense / (release) | 14 | (3) | 21 | | |
| Operating expenses | 613 | 578 | 586 | +6% | +5% |
| Profit before tax | 553 | 504 | 395 | +10% | +40% |
| Cost / income ratio | 52% | 54% | 58% | (2pp) | (7pp) |
| Return on attributed equity | 25% | 22% | 18% | | |
| Investment products[1], bn | 23 | 22 | 23 | +5% | (2%) |
| Deposits, bn | 165 | 167 | 162 | (1%) | +2% |
| Loans, bn | 144 | 143 | 141 | +1% | +2% |

PBT 553m, +40% YoY

Total revenues +18% YoY mainly driven by higher NII and record transaction-based income

Cost / income 52%, (7pp) YoY

Net new investment products in Personal Banking +0.9bn, 16% annualized growth

Deposits (1%) QoQ as deposit growth in Personal Banking was more than offset by deposit declines in Corporate and Institutional Clients, mainly driven by investment activities

Net new loans +1.7bn driven by growth in real estate loans for corporate and private clients

UBS Balances as of quarter-end; 1 In Personal Banking

# We continued to maintain a strong liquidity and capital position

- Strong capital and liquidity position
- Balance sheet for all seasons
- Disciplined risk management

1Q23

| | |
|---|---|
| **144bn** Cash and balances at central banks | **230bn** High-quality liquid assets[1,2] |
| **162%** Liquidity coverage ratio[2] | **118%** Net stable funding ratio |
| **13.9%** CET1 capital ratio | **4.40%** CET1 leverage ratio |

UBS Balances as of quarter-end; 1 90% of high-quality liquid assets qualifies as Level 1, which is the highest quality of liquid assets; 2 Average 1Q23

# Common equity tier 1 capital

## CET1 capital ratio



CET1, bn
45.5
1.0
(1.3)
(0.4)
(0.1)
(0.2)
n/a
0.1
44.6
14.2%
0.3%
(0.4%)
(0.1%)
(0.0%)
(0.1%)
(0.0%)
(0.0%)
13.9%
Share repurchases paused as of 22.3.23
Includes 0.1bn impact on CET1 capital offset by 1.0bn impact on RWA
4Q22
Net profit[1]
Share repurchase program
Dividend accrual
Compensation and own share-related capital components
Other
RWA, excl. currency effects
Currency effects
1Q23

**13.9%**
CET1 capital ratio
Guidance: ~13%

**4.40%**
CET1 leverage ratio
Guidance: >3.7%

**1.3bn**
of shares repurchased

1 Excluding deferred tax effects

# Sequence of disclosures related to the acquisition of Credit Suisse

| Disclosures available upon filing of the pro forma financial information within the SEC registration statement *Expected in May 2023* | Disclosures to be provided as part of quarterly earnings post closing *(e.g., 2Q23 earnings if closing occurs in May[1])* | Disclosures to be provided over the second half of 2023 | Updates to be provided over time |
|---|---|---|---|
| - Pro forma financial information reflecting initial estimates of purchase price allocation<br>- Pro forma CET1 and LCR | - Consolidated financial statements for the combined Group<br>- Perimeter of non-core<br>- Expected RWA and capital treatment | - Approach to rundown of non-core assets<br>- Updated purchase price allocation<br>- Details of integration plan<br>- Expected cost synergies<br>- Expected costs to achieve/ restructuring<br>- Capital return expectations<br>- Financial targets and guidance<br>- Final details of guarantee structure | - Update on rundown of non-core assets<br>- Costs to achieve / restructuring<br>- Achieved cost synergies<br>- Updating on our performance against financial targets<br>- Capital return |

UBS

1 Publication date may change depending on the timing of the closing of the anticipated acquisition of Credit Suisse

## Key messages

- Solid underlying results and strong liquidity and capital in uncertain market conditions
- Continued client momentum with inflows in all regions
- Enhancing client franchises through the announced acquisition of Credit Suisse

| | 1Q23 - reported | | 1Q23 - underlying[1] |
|---|---|---|---|
| | 1.0bn Net profit | 9.1% RoCET1 capital | 16.5% RoCET1 capital |
| | 13.9% CET1 capital ratio | 82.5% Cost/ income ratio | 72.8% Cost/ income ratio |

UBS

1 Excluding items not representative of underlying performance; refer to slide 22 for details

# Appendix

# Group results

| USDm, except where indicated | 1Q23 | 4Q22 | 3Q22 | 2Q22 | 1Q22 |
|---|---|---|---|---|---|
| Total revenues | 8,744 | 8,029 | 8,236 | 8,917 | 9,382 |
| Credit loss expenses / (releases) | 38 | 7 | (3) | 7 | 18 |
| Total operating expenses | 7,210 | 6,085 | 5,916 | 6,295 | 6,634 |
| Operating profit / (loss) before tax | 1,495 | 1,937 | 2,323 | 2,615 | 2,729 |
| Tax expense / (benefit) | 459 | 280 | 580 | 497 | 585 |
| of which: current tax expense | 487 | 349 | 368 | 367 | 364 |
| Net profit / (loss) attributable to shareholders | 1,029 | 1,653 | 1,733 | 2,108 | 2,136 |
| Diluted EPS (USD) | 0.32 | 0.50 | 0.52 | 0.61 | 0.61 |
| Effective tax rate | 30.7% | 14.5% | 25.0% | 19.0% | 21.4% |
| Return on CET1 capital | 9.1% | 14.7% | 15.5% | 18.9% | 19.0% |
| Return on tangible equity | 8.1% | 13.2% | 13.9% | 16.4% | 16.0% |
| Cost / income ratio | 82.5% | 75.8% | 71.8% | 70.6% | 70.7% |
| Total book value per share (USD)[1] | 18.59 | 18.30 | 17.52 | 17.45 | 17.57 |
| Tangible book value per share (USD)[1] | 16.54 | 16.28 | 15.57 | 15.51 | 15.67 |

UBS

1 The payment of the FY22 dividend of USD 0.55 per share will reduce book value and tangible book value by 1.7bn in 2Q23

# Underlying results

| USDm, except where indicated | 1Q23 | 4Q22 | 3Q22 | 2Q22 | 1Q22 |
|---|---|---|---|---|---|
| Operating profit / (loss) before tax | 1,495 | 1,937 | 2,323 | 2,615 | 2,729 |
| o/w: Gain on sales and real estate | | 109 | 219 | 802 | |
| o/w: Accounting asymmetries | (68)[1] | 129 | (153) | (214) | (138) |
| o/w: Litigation settlement in Non-core and Legacy (in revenues) | | 41 | 62 | | |
| o/w: Losses from transactions with Russian counterparties | | | | | (93) |
| o/w: Litigation | (721)[2] | (50) | (21) | (221) | (57) |
| o/w: Acquisition-related costs | (70)[1] | | | | |
| Operating profit / (loss) before tax underlying | 2,354 | 1,707 | 2,215 | 2,248 | 3,017 |
| YoY FX impact on total revenues | (69) | | | | |
| YoY FX impact on operating expenses | (84) | | | | |
| RoCET1 – underlying | 16.5% | 12.8% | 15.1% | 15.5% | 21.0% |
| RoTE – underlying | 14.7% | 11.5% | 13.5% | 13.4% | 17.7% |
| Cost / income ratio – underlying | 72.8% | 77.9% | 72.7% | 72.9% | 68.4% |

UBS

For the calculation of underlying returns we generally apply a standard tax rate to the call-out items, except for certain gains on sales and litigation provisions for which we apply a specific tax rate. For Accounting asymmetries, a 0% tax rate has been applied. The pre-tax expense that was recognized in respect of the increase in provisions related to US RMBS litigation did not result in any tax benefit; 1 Group Functions; 2 GWM (11m), IB (45m), Group Functions (665m)

# 1Q23 Group results by region



Americas
Switzerland
EMEA
Asia Pacific
Total revenues
bn
(10%)
3.8
3.4
+9%
2.0
2.2
(10%)
2.0
1.8
(8%)
1.6
1.5
1Q22
1Q23

| 1Q23 | Americas | Switzerland | EMEA | Asia Pacific |
|---|---|---|---|---|
| Profit before tax bn | 0.4 | 1.0 | 0.5 | 0.5 |
| Operating expenses bn | 3.0 | 1.2 | 1.3 | 1.0 |
| Cost/ income ratio | 89% | 53% | 70% | 68% |

UBS

Excludes (0.2bn) revenues, 0.7bn expenses and (0.9bn) PBT from items managed at the Group level in region Global, such as the Non-core and Legacy Portfolio, certain litigation expenses and other items. The allocation of P&L to these regions reflects, and is consistent with, the basis on which the business is managed and its performance evaluated. These allocations involve assumptions and judgments that management considers reasonable and may be refined to reflect changes in estimates or management structure. The main principles of the allocation methodology are that client revenues are attributed to the domicile of the client, and trading and portfolio management revenues are attributed to the country where the risk is managed. Expenses are allocated in line with revenues.

# 1Q23 Global Wealth Management results by region


Americas
Switzerland
EMEA
Asia Pacific
Profit before tax
m
(17%)
439
364
+1%
249
251
+2%
347
354
(13%)
288
251
1Q22
1Q23
1Q22
1Q23
1Q22
1Q23
1Q22
1Q23

| 1Q23 | Americas | Switzerland | EMEA | Asia Pacific |
|---|---|---|---|---|
| Cost/ income ratio | 85% | 52% | 64% | 63% |
| Invested assets bn | 1,659 | 276 | 567 | 456 |
| Net new fee-generating assets bn | +3.8 | +7.7 | +2.8 | +5.3 |
| Net new loans bn | (1.3) | +0.1 | (0.5) | (0.4) |

UBS Balances as of quarter-end; 1Q23 includes operating loss before tax of 5m, 3bn invested assets, 0.0bn of NNFGA outflows and 0.0bn of net new loan inflows which are not included in the four regions

# Capital and leverage ratios


Total loss-absorbing capacity (TLAC)
110bn
Going concern capital
58bn
CET1 capital
45bn
53bn
Gone concern loss-absorbing capacity
13bn
AT1
45bn
CET1
1Q23


34.3%
17.9%
13.9%
CET1 capital ratio guidance:
~13%
16.4%
4.1%
13.9%
30bn buffer
11bn
11bn
TLAC: 25.0%
Going concern: 14.7%
CET1: 10.4%
1Q23
RWA
322bn
Requirements


10.87%
5.69%
4.40%
CET1 leverage ratio guidance:
>3.7%
5.19%
1.29%
4.40%
22bn buffer
7bn
9bn
TLAC: 8.75%
Going concern: 5.00%
CET1: 3.50%
1Q23
LRD
1,014bn
Requirements

Balances as of quarter-end; Refer to the "Capital management" and "Recent developments" sections of the 1Q23 report for more information

# Risk-weighted assets



Risk-weighted assets
bn
319.6
(0.5)
(0.1)
1.6
0.0
1.0
321.7
• +1.4bn from model updates / changes
• (1.9bn) from asset size and other movements, of which: (1.7bn) in IB, (1.1bn) in Group Functions, +0.9bn in P&C, GWM and AM unchanged
• +1.9bn mainly driven by asset size and other movements
• (0.3bn) related to a VaR model update in 1Q23
• Net currency effect on CET1 ratio of (0.0%)
4Q22
Credit and counterparty credit risk
Non-counterparty-related risk
Market risk
Operational risk
Currency effects
1Q23

# Cautionary statement regarding forward-looking statements

Cautionary Statement Regarding Forward-Looking Statements | This presentation contains statements that constitute "forward-looking statements," including but not limited to management's outlook for UBS's financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development and goals or intentions to achieve climate, sustainability and other social objectives. While these forward-looking statements represent UBS's judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. The Russia–Ukraine war has led to heightened volatility across global markets, exacerbated global inflation, and slowed global growth. In addition, the war has caused significant population displacement, and if the conflict continues or escalates, the scale of disruption will increase and continue to cause shortages of vital commodities, including energy shortages and food insecurity, and may lead to recessions in OECD economies. The coordinated sanctions on Russia and Belarus, and Russian and Belarusian entities and nationals, and the uncertainty as to whether the war will widen and intensify, may have significant adverse effects on the market and macroeconomic conditions, including in ways that cannot be anticipated. This creates significantly greater uncertainty about forward-looking statements. In addition, turmoil in the banking industry has increased and, at the urging of Swiss authorities, UBS has announced historic plans to merge with another global systemically important bank in Switzerland. The transaction creates considerable integration risk. Other factors that may affect our performance and ability to achieve our plans, outlook and other objectives also include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA) and leverage ratio denominator (LRD), liquidity coverage ratio and other financial resources, including changes in RWA assets and liabilities arising from higher market volatility; (ii) the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions; (iii) increased inflation and interest rate volatility in major markets; (iv) developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates, deterioration or slow recovery in residential and commercial real estate markets, the effects of economic conditions, including increasing inflationary pressures, market developments, increasing geopolitical tensions, and changes to national trade policies on the financial position or creditworthiness of UBS's clients and counterparties, as well as on client sentiment and levels of activity, including the COVID-19 pandemic and the measures taken to manage it, which have had and may also continue to have a significant adverse effect on global and regional economic activity, including disruptions to global supply chains and labor market displacements; (v) changes in the availability of capital and funding, including any adverse changes in UBS's credit spreads and credit ratings of UBS, Credit Suisse, sovereign issuers, structured credit products or credit-related exposures, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (vi) changes in central bank policies or the implementation of financial legislation and regulation in Switzerland, the US, the UK, the European Union and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, net stable funding ratio, liquidity and funding requirements, heightened operational resilience requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS's business activities; (vii) UBS's ability to successfully implement resolvability and related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS in response to legal and regulatory requirements, or other developments; (viii) UBS's ability to maintain and improve its systems and controls for complying with sanctions in a timely manner and for the detection and prevention of money laundering to meet evolving regulatory requirements and expectations, in particular in current geopolitical turmoil; (ix) the uncertainty arising from domestic stresses in certain major economies; (x) changes in UBS's competitive position, including whether differences in regulatory capital and other requirements among the major financial centers adversely affect UBS's ability to compete in certain lines of business; (xi) changes in the standards of conduct applicable to our businesses that may result from new regulations or new enforcement of existing standards, including measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (xii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA, as well as the amount of capital available for return to shareholders; (xiii) the effects on UBS's business, in particular cross-border banking, of sanctions, tax or regulatory developments and of possible changes in UBS's policies and practices; (xiv) UBS's ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors; (xv) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xvi) UBS's ability to implement new technologies and business methods, including digital services and technologies, and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xvii) limitations on the effectiveness of UBS's internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xviii) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, data leakage and systems failures, the risk of which is increased with cyberattack threats from nation states; (xix) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS's operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xx) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS's ability to maintain its stated capital return objective; (xxi) uncertainty over the scope of actions that may be required by UBS, governments and others for UBS to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and the possibility of conflict between different governmental standards and regulatory regimes; (xxii) the ability of UBS to access capital markets; (xxiii) the ability of UBS to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, conflict (e.g., the Russia–Ukraine war), pandemic, security breach, cyberattack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the COVID-19 (coronavirus) pandemic; (xxiv) the level of success in the absorption of Credit Suisse, in the integration of the two groups and their businesses, and in the execution of the planned strategy regarding cost reduction and divestment of any non-core assets, the existing assets and liabilities currently existing in the Credit Suisse group (which is expected to become part of UBS), the level of resulting impairments and write-downs, the effect of the consummation of the integration on the operational results, share price and credit rating of UBS – delays, difficulties, or failure in closing the transaction may cause market disruption and challenges for UBS to maintain business, contractual and operational relationships; and (xxv) the effect that these or other factors or unanticipated events, including media reports and speculations, may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the US Securities and Exchange Commission (the SEC). More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2022. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.